Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Cantillon John G.	2. Issuer Name and Ticker or Trading Symbol Vsource, Inc. (VSRC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director _X_ 10% Owner _X_ Officer (give ___ Other (specify title below) below) Chief Operating Officer
(Last) (First) (Middle) Level 12, Menara HLA, No. 3, Jalan Kia Peng	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year
(Street) Kuala Lumpur Malaysia		5. If Amendment, Date of Original (Month/Day/Year) August 15, 2002	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A.Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Options (right to buy)	$0.10	8/15/02		A		512,500		(1)	7/01/12	Common Stock	512,500	(1)	4,554,508	D
Series B-1 Exchangeable Promissory Notes dated January 31, 2002 of Vsource, Inc.	$0.10	(2)	(2)	P		$285,660		(2)	(2)	Common Stock	2,856,600	$285,660	2,856,600	D

Explanation of Responses:

(1) Stock options vest in accordance with the following vesting schedule: 25% on October 1, 2002, and the balance in three equal quarterly installments beginning on January 1, 2003.

(2) Under their terms and as of August 15, 2002, $2,989,196 of principal amount of Vsource, Inc. (the "Company") Series B-1 exchangeable promissory notes dated and issued January 31, 2002 ("Series B-1 Notes") became exchangeable for the Company's Series A convertible promissory notes ("Series A Notes"). Series A Notes are convertible into the Company's Series 3-A preferred stock at a price of $60 per share, which are, in turn, convertible into the Company's common stock at $0.10 per share. As of August 15, 2002, Mr. Cantillon held Series B-1 Notes with $285,600 of principal and accrued and unpaid interest. Accordingly, as of August 15, 2002, Mr. Cantillon's Series B-1 Notes became exchangeable for $285,660 principal amount of Series A Notes, which notes, in turn and assuming conversion as of August 15, 2002, became ultimately convertible into 2,856,600 shares of Company common stock.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ John G. Cantillon **Signature of Reporting Person	October 17, 2002 Date
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